EXHIBIT 19
TIPTREE INC.
SECURITIES TRADING AND REGULATION FD POLICY
Adopted April 4, 2023

1.Purpose. The purpose of this Securities Trading and Regulation FD Policy (this “Policy”) is to ensure that all directors, officers, other employees and consultants of Tiptree Inc. (the “Company”) and its subsidiaries, wherever organized or located (“Company Personnel”), comply with all applicable laws regarding securities trading, and applies to all Company Personnel. This policy also applies to family members, other members of a person’s household and family trusts, family partnerships and similar entities controlled by a person covered by this Policy, as described below.
2.Administration of this Policy. The Company’s General Counsel shall serve as the Chief Compliance Officer for the purposes of this Policy, and in his or her absence, another employee designated by the Chief Compliance Officer shall be responsible for administration of this Policy.
3.Materiality and Public Dissemination.
I.    Material Information.
“Material Information” means any positive or negative information that a reasonable investor would likely consider important in making an investment decision (e.g., whether to buy, sell or hold a company’s securities) or that is likely to have a significant market impact when publicly disclosed. Examples of “Material Information” may include:
a.actual or projected earnings or revenues (or substantial charge-offs or other events that could significantly affect earnings or revenues) for any period, or other financial guidance;
a.changes to previously announced financial guidance, or the decision to suspend financial guidance;
b.a potential merger, acquisition, divestiture, tender offer or other transaction;
c.a Company restructuring;
d.significant related party transactions;
e.major events regarding the Company’s securities, including a change in dividend policy, the declaration of a stock split, an offering of additional securities or the establishment of a repurchase program for Company securities;

f.bank borrowings or other financing transactions out of the ordinary course;
g.a change in the Company’s cost structure;
h.a change in management;
i.a change in auditors or notification that the auditor’s reports may no longer be relied upon;
j.pending or threatened significant litigation, or the resolution of such litigation;
k.significant regulatory developments; and
l.significant cybersecurity breaches.
The determination of materiality for securities law purposes is almost always made after the fact when the market impact of the information may be assessed. Therefore, before engaging in a securities transaction, Company Personnel should consider how government regulators or other investors may view the transaction in hindsight.
II.    “Non-Public” Information.
Information is considered “Non-Public” until (i) it has been disseminated to the public through a press release, news wire, or a report filed with or furnished to the U.S. Securities and Exchange Commission (“SEC”) or any other medium that makes the information widely available and (ii) a sufficient amount of time has passed after such disclosure for the public to assimilate the new information. If material information is disclosed in a press release, it must be reported on a national wire service, or reported by some other nationwide source of investment information before it is deemed “public.”
As a general rule, information should not be considered fully absorbed by the marketplace until after one full trading day after the day on which the information is released has elapsed. If, for example, the Company were to make an announcement on a Monday after markets close, you should not trade in the Company’s securities until Wednesday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific Non-Public information that is also Material Information (“Material Non-Public Information”).
Questions as to whether particular information is Material Information or Non-Public may be directed to the Company’s Chief Compliance Officer.
1.Application.
REQUIREMENTS APPLICABLE TO ALL COMPANY PERSONNEL

I.    No Trading of Company Securities while in Possession of Material Non-Public Information.

All Company Personnel are prohibited from engaging in any transaction in Company securities, either directly or indirectly through Family Members (as defined below) or other persons or family trusts, family partnerships and similar entities, while in possession of Material Non-Public Information concerning the Company. In addition, it is the policy of the Company to comply with all applicable securities laws when transacting in its own securities.
This prohibition includes, but is not limited to, the following actions by Company Personnel: (i) making gifts, if the person making the gift has reason to believe that the recipient intends to sell the Company’s securities while the director, officer or other employee is aware of Material Non-Public Information; (ii) recommending the purchase or sale of any of the Company’s securities; (iii) disclosing Material Non-Public Information to Company Personnel whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, Family Members (as defined below), friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; and (iv) assisting anyone engaged in the activities referenced in (ii) and (iii) above.
This prohibition applies to transactions in any of the Company’s securities, including the Company’s common stock, options to purchase common stock, debt securities, restricted stock units or any other type of securities that the Company may issue, including, but not limited to, preferred stock and warrants.
This prohibition does not apply to:
a. Transactions in mutual funds.
b. Transactions made pursuant to a written plan or contract setting forth a plan to purchase or sell securities in the future complying with the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including those requirements set forth below (each qualifying plan, a “Trading Plan”):
(i) All Trading Plans must provide for a cooling-off period prior to the commencement of trading thereunder, expiring no earlier than thirty (30) days after adoption of the plan.
(ii) No person entering into a Trading Plan may have a separate Trading Plan outstanding, except a person may (a) use multiple brokers to effect transactions that, when taken together, satisfy the requirements for a Trading Plan, (b) maintain another Trading Plan so long as transactions under the later-commencing plan cannot begin until after all transactions under the earlier-commencing plan have been completed or expire without completion and the applicable cooling-off period is satisfied, treating the termination of the earlier-commencing plan as the date of adoption of the later-commencing plan, or (c) adopt a second plan that only allows sales that are necessary to satisfy tax withholding obligations that arise from the vesting of a compensatory award and such person does not exercise control over the timing of such sales.

(iii) No person may adopt a Trading Plan that contemplates only a single transaction if such person has adopted a plan contemplating only a single transaction within the prior twelve (12) months.

(iv) The Trading Plan must specify or set a formula for: (i) the amount and type of Company securities to be purchased or sold (and, if applicable, the number of stock options to be exercised); (ii) the dates on which the securities are to be purchased or sold (and, if applicable, the number of stock options to be exercised); and (iii) the prices at which the securities are to be purchased or sold. The dates of the purchases and sales may be in a range of days, provided that choice of the exact trading days is left to the broker executing the trade.

Such Trading Plans must be adopted during a “Trading Window,” which refers to the period beginning two (2) trading days after the end of a blackout period (as described below) and ending at the close of business on the day prior to the start of the next blackout period, when the applicable person is not aware of Material Non-Public Information, and the applicable person must act in good faith with respect to the plan. For avoidance of doubt, any modification or change to the amount, price or timing of a transaction under a Trading Plan constitutes the adoption of a new Trading Plan with such modified terms.

c. The exercise of a stock option acquired pursuant to a Company equity incentive plan or to a transaction in which you have elected to have the Company withhold shares subject to an option award to satisfy tax withholding requirements. This Policy does, however, apply to any sale of shares as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of or taxes associated with an option, unless pursuant to a Trading Plan.
d. The vesting of restricted stock, the settlement of restricted stock units or similar awards or to a transaction in which you have elected to have the Company withhold shares to satisfy tax withholding requirements upon the vesting of any restricted stock or the vesting or settlement of any restricted stock unit. This Policy does apply, however, to any market sale of restricted stock or other Company securities received upon the settlement of any restricted stock unit or similar award for the purpose of generating the cash needed to pay taxes associated with the restricted stock or restricted stock units, unless pursuant to a Trading Plan.
e. See the section below entitled “Additional Requirements for the Company’s Officers” for additional rules that apply to the Company’s executive officers who wish to enter into a Trading Plan.
    II.    No Trading of Other Companies’ Securities while in Possession of Material Non- Public Information.

The Company or its affiliates may engage in mergers, acquisitions or other significant transactions with companies whose securities are publicly traded. Information regarding other companies learned in the course of working for the Company may constitute Material Non-Public Information regarding other companies. Such information is frequently subject to a confidentiality agreement between the Company and the other company. All Company Personnel are prohibited from trading in the securities of such other companies while in possession of Material Non- Public Information regarding such companies.
    III.    No Short Sales, Transactions in Derivatives, Margin Accounts or Hedging Regarding the Company’s Securities.

All Company Personnel are prohibited from directly engaging at any time in:
a.short sales of Company securities (i.e., the sale of a security that the seller does not own), a technique used to profit based on a decline in stock price;

b.transactions in any derivative of a Company security, including, but not limited to, buying or selling puts, calls or other options, except for options granted under a Company benefit or incentive plan;

c.margin accounts that hold Company securities or transactions where Company securities are pledged as collateral for a loan; provided that employees of the Company, as determined by the Company’s Executive Committee, and directors may pledge or otherwise use their shares of the Company’s common stock (but not options, warrants, restricted stock units or other rights to purchase stock) as collateral for a loan, margin account or similar arrangement so long as the maximum aggregate loan amount collateralized by the pledged stock does not exceed twenty-five percent (25%) of the total value of the pledged stock; and

Example: A director pledges 10,000 shares as collateral for a loan, and the current stock price is $20 per share. The director may borrow up to 25% of 10,000 x $20, or $50,000, against such shares. If the stock price later increases to $40 per share, the director may borrow up to an additional $50,000 against the pledged shares. If the director borrows the full allowable amount of $100,000 and the stock price then decreases to $30, the director must repay $25,000 to maintain compliance with the 25% limit under the pledging policy.

d.transactions involving hedging or monetization with respect to the Company’s securities.

    IV.    Transactions by Family Members and Others.

This Policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in the Company’s securities (collectively referred to as “Family Members”). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in the Company’s securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.
    V.    No Trading of Company Securities During Blackout Periods.

Company Personnel may not trade in Company securities during a “blackout period” (as described below), regardless of whether they are then in possession of Material Non-Public Information. A “blackout period” refers to the period beginning ten (10) business days before the last business day of each Company fiscal quarter and ending after one full trading day after the date of public disclosure of the financial results for such fiscal quarter or year. If public disclosure occurs on a trading day after the markets open, then such date of disclosure shall not be considered the first trading day with respect to such public disclosure. The Company may at times adopt other event-driven blackout periods as to which Company Personnel will specifically be advised. The existence of an event-specific trading blackout period should not be disclosed to any other person. Even if the Chief Compliance Officer has not designated you as a person who should not trade due to an event-specific restriction, you may not trade while aware of Material Non-Public Information.

    VI.    No Tipping of Material Non-Public Information.

All Company Personnel in possession of Material Non-Public Information concerning the Company or another company must keep such information confidential, sharing the information in a limited manner and only as necessary for the furtherance of authorized Company business purposes and in accordance with the procedures set forth in this Policy under “Procedures for Communications with the Public.” Company Personnel may not tip or notify other persons about Material Non-Public Information or otherwise make unauthorized disclosures or use of such information (“Tipping”), regardless of whether the Company Personnel profit or intend to profit by such Tipping, disclosure or use.
4.Individual Responsibility. Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in the Company’s securities while in possession of Material Non-Public Information. Each individual is responsible for making sure that he or she complies with this Policy, and that any Family Member, household member or entity whose transactions are subject to this Policy, as discussed below, also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of Material Non-Public Information rests with that individual, and any action on the part of the Company, the Chief Compliance Officer or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading “Penalties For Violating Securities Laws.”
5.Penalties for Violating Securities Laws. The purchase or sale of securities while aware of Material Non-Public Information, or the disclosure of Material Non-Public Information to others who then trade in the Company’s securities, is prohibited by the federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities as well as the laws of foreign jurisdictions. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by Company Personnel.
Any Company Personnel found by the Company to have violated the securities laws (whether or not prosecuted or sued by any government authority or private party) or to have violated this Policy will be subject to dismissal or other sanctions and to possible claims by the Company for damages sustained by reason of such person’s activities.
6.No Exceptions. There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.
7.Certifications. All persons subject to this Policy must certify their understanding of, and intent to comply with this Policy.
8.Post-Termination Transactions. This Policy continues to apply to transactions in Company Securities even after termination of service to the Company. If an individual is in possession of Material Non-Public Information when his or her service terminates, that individual may not trade in Company securities until that information has become public or is no longer Material Information. For the avoidance of doubt, if an individual is subject to an event-driven blackout period when the employment or service relationship terminates, he or she will continue to be subject to the blackout period until notified by the Chief Compliance Officer.
ADDITIONAL REQUIREMENTS FOR DESIGNATED INDIVIDUALS

In addition to the requirements above, the following requirements apply at all times to all Company directors, employees of Tiptree Inc. and any other Company Personnel who are located at the Company’s headquarters (currently 660 Steamboat Road, 2nd Floor, Greenwich, Connecticut 06830) from time to time (“Designated Individuals”). Designated Individuals must always request pre-clearance from the Company’s Chief Compliance Officer prior to trading in Company securities.

Pre-clearance may be denied for any or no reason. The fact that a particular intended trade has been denied pre-clearance should be treated as Confidential Information. Such information should only be disclosed to another person in the most limited manner possible, and only to the extent necessary to conduct authorized business on behalf of the Company.
In all cases, the ultimate responsibility for determining whether one possesses Material Non-Public Information rests with that individual. Therefore, the Company’s pre-clearance of any particular transaction under these procedures does not necessarily insulate any Company Personnel from liability under the securities laws.
All pre-cleared transactions must be effected within two (2) trading days following the date of receipt of pre-clearance or the pre-clearance automatically expires and must be reported to the Chief Compliance Officer on the same day in which a transaction occurs. However, under no circumstance may a person effect a transaction while in possession of Material Non-Public Information, even if pre-cleared. Thus, for example, if a Designated Individual obtains Material Non-Public Information after receiving pre-clearance, but before the pre-cleared transaction has been executed, such person must not effect the pre-cleared transaction. Pre-clearance may be denied for any or no reason.
For the avoidance of doubt, the pre-clearance procedures set forth herein shall apply to any gifts of securities, transfers or contributions of securities to a family trust or other entity, and transfers of securities among family members.
ADDITIONAL REQUIREMENTS FOR THE COMPANY’S DIRECTORS AND OFFICERS

In addition to the foregoing requirements of this Policy, the following requirements apply at all times to directors and the Company’s Section 16 officers (as defined in Section 16 of the Exchange Act and regulations adopted pursuant thereto (each individually a “Section 16 Party” and together the “Section 16 Parties”).
I.    Trading Plans.
In addition to the requirements set forth above in Section 4.I.b, all Trading Plans (including any amendments or modifications thereof) must be reviewed and approved by the Chief Compliance Officer prior to such plan becoming effective. Trading Plans may be entered into with a broker chosen by the Section 16 Party seeking to adopt the Trading Plan. All Trading Plans for Section 16 Parties must provide for a cooling-off period prior to the commencement of trading thereunder, expiring no earlier than the later of (i) ninety (90) days following adoption of the Trading Plan or (ii) two (2) trading days after the filing of the Company’s Form 10-K or Form 10-Q that includes financial results for the quarter during which the plan was adopted, subject to a maximum cooling-off period of one hundred twenty (120) days after adoption of the plan. Trading Plans will not be approved unless they contain the following provisions:
a.The Trading Plan must be written and signed by the Section 16 Party seeking to adopt the Trading Plan. At the Company’s option, the Company will not be a party to such plan (other than in respect of limited certifications related to the exercise of options). The Section 16 Party must provide the Company with a fully executed copy of each Trading Plan.

b.The Section 16 Party seeking to adopt the Trading Plan must state in the Trading Plan that, as of the Trading Plan’s date of adoption, he or she is not aware of any Material Non-Public Information and is adopting the Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Exchange Act Section 10(b) and Exchange Act Rule 10b-5.

c.The person seeking to adopt the Trading Plan must declare that he or she will not exercise any subsequent influence over how, when, or whether to effect purchases or sales.

d.The person seeking to adopt the Trading Plan must declare that he or she has not entered into, and will not enter into, any corresponding or hedging transaction or position with respect to Company securities.

e.Trading Plans should be limited to one-year in duration, except where a longer duration is approved by the Company’s Chief Compliance Officer at the time of pre-clearance.

The Company reserves the right to reject any Trading Plan which, in its judgment, does not comply with this Policy or the Company’s stock ownership guidelines for Section 16 Parties, if any.
Each quarter, the Company is required to publicly disclose when Section 16 Parties adopt or terminate certain contracts, instructions or written plans for the purchase or sale of its equity securities and provide a description of the material terms of each such contract, instruction or plan, including the name of the Section 16 Party, the date of adoption or termination, the duration and the aggregate number of securities to be purchased or sold (however, the price at which the person executing the plan is authorized to trade does not need to be publicly disclosed). Therefore, Section 16 Parties must provide the Chief Compliance Officer or their designees with a final executed copy of, and any amendments to, (i) any Trading Plan and (ii) any other adopted written arrangement for trading the Company’s securities, in each case within two (2) trading days of the adoption or amendment thereof. In addition, Section 16 Parties must notify the Chief Compliance Officer or their designees of any termination of any Trading Plan or such other written securities trading arrangement promptly upon termination.

PROCEDURES FOR COMMUNICATIONS WITH THE PUBLIC
I.    General Considerations.
The Company engages in communications with investors, securities analysts and the financial press. It is against the law – specifically, Regulation FD adopted by the SEC– as well as this Policy, for any person acting on behalf of the Company selectively to disclose Material Non-Public Information to the following persons:
a.broker/dealers and persons associated with them, including investment analysts;
b.investment advisors, certain institutional investment managers, and their associated persons;
c.investment companies, hedge funds, and their affiliated persons; and
d.any security holder of the Company under circumstances in which it is reasonably foreseeable that the security holder would purchase or sell the Company’s securities on the basis of such information.

The Company has established procedures for releasing Material Non-Public Information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release. Anyone who communicates without proper authorization will not only violate this Policy but may also violate the anti-tipping provisions of the insider trading laws. Company Personnel may not, therefore, disclose information to anyone outside the Company, including analysts, stockholders, journalists or any media outlet, Family Members and friends, other than in accordance with the procedures set forth in this Policy under “Procedures for Communications with the Public.” Company Personnel also may not discuss the Company or its business in an internet “chat room” or similar internet-based forum.
The following disclosures are exempt from Regulation FD and this Policy: (1) those made to persons who owe a duty of trust or confidence to the company (e.g., lawyers, bankers and accountants); (2) those made to persons who expressly agree to maintain the information in confidence (e.g., lenders in our syndicate who have signed a confidentiality agreement); and (3) certain specified disclosures made in connection with certain registered securities offerings, as specified in Regulation FD.
II.    Broad, Public Dissemination.
It is the Company’s policy to disseminate Material Non-Public Information broadly throughout the marketplace. In disclosing Material Non-Public Information, the Company follows a regimen intended to disseminate the news broadly. Specifically, the Company has a policy of disclosing information to the public pursuant to any or all of the means described below in the section above captioned “Authorized Spokespersons.”

Material Non-Public Information should not be disclosed initially in investor forums to which access may be limited (such as investor conferences and “one-on-one” meetings with investors or analysts). Such limited disclosure can create an unfair advantage for such persons. For purposes of these discussions, the key litmus test is that Material Non-Public Information must be disseminated broadly before or as it is discussed with any investor or analyst.
III.    Authorized Spokespersons.
Senior officials of the Company, or any other director, officer, employee or agent of the Company who regularly communicates with investors and/or securities professionals, may be deemed to be persons “acting on behalf of” the Company for purposes of Regulation FD. Company Personnel may therefore subject the Company to possible SEC enforcement action for violation of Regulation FD if Company Personnel orally, or in writing, communicate Material Non-Public Information to market professionals and investors in situations where the Company has not either previously, or simultaneously, released that information to the public pursuant to one or more of the following methods:
a.Current Report on Form 8-K or other document filed with, or furnished to, the SEC. The General Counsel shall have discretion to file with or furnish to the SEC a Current Report on Form 8-K or a periodic report, setting forth the information to be disclosed.
b.Press Release.
c.Investor Relations Website. If the Company publicly announces that the Company’s investor relations website or other internet postings will be used to disseminate important information about the Company, the Company may post Material Non-Public Information on that website or through that internet channel, with the prior approval of the Company’s General Counsel. The Chief Financial Officer or his or her designee will be primarily responsible for updating the investor relations section of the Company’s investor relations website (www.tiptreeinc.com) and for monitoring all Company information placed on the website to ensure that it is accurate, complete and up to date.
d.Conference Call or Webcast. A conference call or webcast of such call that is open to the public at large (albeit solely on a “listen-only” basis where an authorized spokesperson deems it appropriate), and has been the subject of adequate advance notice within the meaning of Regulation FD.
The Company limits the number of spokespersons authorized to communicate on behalf of the Company with any person or entity outside the Company – both to ensure compliance with Regulation FD and otherwise to protect the confidentiality of sensitive business or financial information regarding the Company. Accordingly, the Company has designated the Chairman, Chief Executive Officer, the Chief Financial Officer and any individual or firm designated by the Chairman, Chief Executive Officer or Chief Financial Officer (including an investor relations firm/representative) as the sole authorized spokespersons for the Company. These authorized spokespersons typically lead or participate in the presentations at the Company’s quarterly earnings or other conference calls. From time to time, other employees or members of the Board of Directors may be designated by authorized spokespersons to respond to specific inquiries or to make specific presentations to the investment community as necessary or appropriate, in which case they too shall be deemed “authorized spokespersons” for purposes of this Policy.
All inquiries regarding the Company or its securities made by any person or entity outside the Company, including but not limited to securities analysts, members of the media, existing stockholders and/or debtholders and potential investors (except in the context of planned and authorized presentations) with regard to the Company’s business operations or prospects as well as the Company’s financial condition, results of operations, or any development or plan affecting the Company, should be referred immediately and exclusively to an authorized spokesperson.
IV.    Inadvertent Disclosure.
Should Company Personnel become aware of facts suggesting that Material Non-Public Information may have been communicated in violation of this Policy to a securities professional, an investor or potential investor, or the press – regardless of whether the source or means (oral, written or electronic (including, but not limited to, blogs, chat rooms, Twitter, Facebook, LinkedIn, Google+ and YouTube)), such Company Personnel must notify the Legal Department immediately. In certain circumstances, steps can be taken promptly upon discovery of the selective disclosure to protect both the Company and the person responsible for that communication.
V.    Violations.
Violations of Regulation FD are subject to SEC enforcement action, which may include an administrative action seeking a cease-and-desist order or a civil action against the Company or an individual seeking an injunction and/or monetary penalties.
Failure to comply with this Policy may also subject you to Company-imposed sanctions, including dismissal for cause, whether or not your failure to comply with this Policy results in legal action.
Any violation or suspected violation of this Policy shall be immediately reported to the General Counsel.
VI.    Advance Review of Speeches and Presentations.
Whenever practicable, the Company will encourage investor and analyst conferences in which Company Personnel participate to be open to the public and simultaneously webcast. If not expressly authorized by this Policy, Company Personnel must obtain authorization to participate in that presentation from an authorized spokesperson. Any planned or pre-scripted portions of any conference presentation to be given regarding the Company should be reviewed in advance by at least one of the authorized spokespersons. If the conference is not open to the public, consideration should be given to appropriate public dissemination of the material to be presented. Special care should be taken in the case of statements made in the context of informal or one-on-one meetings with analysts or investors to avoid the inadvertent disclosure of Material Non-Public Information.
VII.    Responding to Rumors.
Rumors and media reports concerning the business and affairs of the Company may circulate from time to time. It is the Company’s general policy not to comment upon such rumors and/or to publish corrections about inaccurate or incomplete media statements. Company Personnel should not comment upon or respond to such rumors and/or media reports without the prior approval of an authorized spokesperson. Requests for comments or responses should be referred to an authorized spokesperson.

CERTIFICATION

I certify that:

1.I have read and understand the Company’s Securities Trading and Regulation FD Policy (the “Policy”). I understand that the Chief Compliance Officer is available to answer any questions I have regarding the Policy.

2.Since the date the Policy became effective, or such shorter period of time that I have been a director, officer, other employee of the Company, or otherwise met the definition of Company Personnel, I have complied with the Policy.

3.I will continue to comply with the Policy for as long as I am subject to the Policy.

Signature:

Date: